SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March. 14, 2007	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS

Seventh consecutive quarter of record revenue

Hsinchu, Taiwan, March 15, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the fourth quarter and year ended December 31, 2006. All U.S. dollar figures in this release are based on the exchange rate of NT$32.595 against US$1.00 as of December 29, 2006.

Under ROC GAAP and US GAAP, net revenue for the fourth quarter of 2006 was NT$5,920.8 million or US$181.6 million, an increase of 38.2% from NT$4,282.9 million or US$131.4 million for the same period in 2005 and an increase of 11.5% from NT$5,312.5 million or US$163.0 million in the third quarter of 2006. Under ROC GAAP, the gross margin for the fourth quarter of 2006 was 31.8%, compared to 31.5% for the same period in 2005 and 28.3% for the third quarter of 2006; under US GAAP, the gross margin for the fourth quarter of 2006 was 31.7%, compared to 31.6% for the same period in 2005 and 28.2% for the third quarter of 2006. Under ROC GAAP, net income for the fourth quarter of 2006 was NT$721.9 million or US$22.1 million, and NT$10.33 or US$0.32 per common share, compared to net income of NT$475.8 million or US$14.6 million, and NT$7.03 or US$0.22 per common share, for the same period in 2005 and net income of NT$481.5 million or US$14.8 million, and NT$7.00 or US$0.21 per common share, for the third quarter of 2006. Under US GAAP, net loss for the fourth quarter of 2006 was NT$299.5 million or US$9.2 million, and NT$4.28 or US$0.13 per common share.

Under ROC GAAP and US GAAP, net revenue for the fiscal year ended December 31, 2006 was NT$20,375.2 million or US$625.1 million, an increase of 33.9% from NT$15,214.0 million or US$466.7 million for the fiscal year ended December 31, 2005. Under ROC GAAP, net income for the fiscal year ended December 31, 2006 was NT$2,121.3 million or US$65.1 million, and NT$30.84 or US$0.95 per common share, compared to net income of NT$928.3 million or US$28.5 million, and NT$13.74 or US$0.42 per common share, for the fiscal year ended December 31, 2005. Under US GAAP, net income for the fiscal year ended December 31, 2006 was NT$1,253.1 million or US$38.4 million, and NT$18.22 or US$0.56 per common share.

Under US GAAP, the Company made a US$14.1 million for the provision of 2006 bonuses to employees, directors, and supervisors as operating expenses in the fourth quarter of 2006. Starting from the first quarter of 2007, bonuses provision will be made every quarter according to quarterly earnings instead of making the full year bonuses provision in the fourth quarter every year.

Net income and EPS under US GAAP for the fourth quarter of 2006 were impacted by a US$14.0 million or US$0.20 per share non-operating expense resulting from changes in the fair value of the embedded derivative liabilities for the conversion feature contained in the Company’s outstanding convertible notes due 2009 and 2011, respectively, as required by Statement of Financial Accounting Standard No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock.” In addition, there was a US$7.6 million or US$0.11 per share non-operating expense resulting from the amortization of the convertible notes discount.

The unaudited consolidated financial results of ChipMOS for the fourth quarter ended December 31, 2006 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “2006 was the best year in the history of ChipMOS with record revenue and our ability to successfully maintain high margins, and generate the highest profits in the history of ChipMOS. This is also the seventh consecutive quarter we have achieved record revenue. The impressive revenue growth was again ahead of expectations this quarter due to continued healthy demand from our LCD driver IC and memory testing businesses. Our DRAM business was the major growth driver for 2006. Despite the weak PC demand in year 2006, we still benefited from DDR II transition for the whole year and generated a 21% growth in DRAM business. The current business resulted in long-term cooperation with many of our key customers and provided us with a clearer vision on our capacity expansion plan in coming years.”

“We successfully grew our flash business by further extending business relationships with leading NOR flash players in the U.S. and in Taiwan,” continued Mr. Cheng. “Flash revenue currently contributes around 17% of our total revenue. Longer-term, we currently expect flash to stay around 20% of our total revenue. In 2006, we also entered into a long-term program with a new customer for mix-signal assembly with a well known U.S. based, global semiconductor solution supplier mainly for PC peripheral applications. We expect this program to help secure any excess leadframe capacity left from decreasing DDR I assembly demand. We also benefited from positive developments with existing long-term programs with DRAM and LCD driver customers.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Importantly, our gross margin increased to 31.8% in the fourth quarter compared to 28.3% in the third quarter. Margin expansion was led by improvement in utilization levels, especially in our LCD driver business. Reflecting strong demand in the quarter, overall utilization level was around 86%, up 5% compared to the third quarter. Margins further benefited from a stable pricing environment in the fourth quarter across the board. Capital expenditures were US$116.8 million in the fourth quarter in support of existing customer programs and new flash and DDR II testing programs ramping. Our current plan remains to reduce our annual capex level by 30% to 40% in 2007 as we currently believe we have adequate capacity in place to support our customers and their program ramps. We currently expect that a decrease in capex will allow ChipMOS to focus on margin improvement and revenue growth, as well as improving cash flow.”

Selected Operation Data

	3Q06		4Q06		FY06
Revenue by segment
Testing		46%		46%		46%
Assembly		34%		31%		32%
LCD Driver		20%		23%		22%

Utilization by segment
Testing		86%		88%		86%
Assembly		81%		81%		75%
LCD Driver		71%		91%		79%
(TCP/COF, COG, Bumping)		(76%, 67%, 40%)		(97%, 64%, 65%)		(83%, 73%, 48%)
Overall		81%		86%		81%

CapEx by segment
Testing		74%		48%		55%
Assembly		10%		33%		20%
LCD Driver		16%		19%		25%

Depreciation and amortization expenses	US$	45.1 million	US$	49.5 million	US$	170.5 million

First Quarter 2007 Outlook

Based on current customer forecasts and market conditions, ChipMOS currently expects revenue for the first quarter of 2007 will be in the range of approximately US$170 million to US$174 million, which would represent sequential decline of approximately 4% to 6% compared to the fourth quarter of 2006. The decline in revenue primarily results from the long holiday for the Chinese New Year and weak LCD demand due to regular seasonality. The Company currently expects gross margin on a consolidated basis for the first quarter of 2007 to be in the range of approximately 27% to 29%. The expected decline in gross margin reflected primarily a decline in revenue base, change in product mix, and higher depreciation costs related to capacity that was brought online in the fourth quarter of 2006.

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2006 results on Wednesday, March 14, 2007 at 7:00PM ET (7:00AM, March 15, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 232165.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

–   FINANCIAL TABLES FOLLOW BELOW  –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended December 31, 2006 and 2005

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended December 31		Year ended December 31		3 months ended December 31
	2006 USD	2005 USD	2006 USD	2005 USD	2006 USD
Net Revenue	181.6	131.4	625.1	466.7	181.6
Cost of Revenue	123.9	90.0	437.3	345.5	124.0

Gross Profit	57.7	41.4	187.8	121.2	57.6

Operating Expenses
Research and Development	2.6	2.5	8.4	8.4	2.6
Sales and Marketing	0.9	4.6	3.3	7.2	0.9
General and Administrative	7.2	7.3	24.9	24.3	22.3

Total Operating Expenses	10.7	14.4	36.6	39.9	25.8

Income from Operations	47.0	27.0	151.2	81.3	31.8

Non-Operating Income (Expenses), Net	(0.7)	(1.3)	(6.9)	(15.5)	(22.7)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	46.3	25.7	144.3	65.8	9.1

Income Tax Benefit (Expense)	(6.4)	0.2	(19.5)	(3.4)	(6.4)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	39.9	25.9	124.8	62.4	2.7

Cumulative Effect of Changes in Accounting Principles	0.0	—	0.1	—	0.0

Minority Interests	(17.8)	(11.3)	(55.2)	(30.0)	(11.9)

Interest in Bonuses Paid by Subsidiaries	0.0	0.0	(4.6)	(3.9)	0.0

Net Income (Loss)	22.1	14.6	65.1	28.5	(9.2)

Earnings (Loss) Per Share - Basic	0.32	0.22	0.95	0.42	(0.13)

Shares Outstanding (in thousands) - Basic	69,891	67,715	68,781	67,546	69,891

Earnings (Loss) Per Share - Diluted	0.22	0.18	0.77	0.36	(0.13)

Shares Outstanding (in thousands) - Diluted	99,087	83,362	88,296	82,572	69,891

Notes: (1) All U.S. dollar figures in this release are based on the exchange rate of NT$32.595 against US$1.00 as of December 29, 2006. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended December 31, 2006 and 2005

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended December 31		Year ended December 31		3 months ended December 31
	2006 NTD	2005 NTD	2006 NTD	2005 NTD	2006 NTD
Net Revenue	5,920.8	4,282.9	20,375.2	15,214.0	5,920.8
Cost of Revenue	4,037.3	2,934.4	14,253.3	11,262.6	4,041.7

Gross Profit	1,883.5	1,348.5	6,121.9	3,951.4	1,879.1

Operating Expenses
Research and Development	84.6	81.1	274.8	274.4	84.6
Sales and Marketing	28.1	151.0	107.5	232.9	28.1
General and Administrative	235.3	236.3	813.0	793.3	727.5

Total Operating Expenses	348.0	468.4	1,195.3	1,300.6	840.2

Income from Operations	1,535.5	880.1	4,926.6	2,650.8	1,038.9

Non-Operating Income (Expenses), Net	(22.1)	(43.6)	(223.2)	(506.5)	(741.3)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	1,513.4	836.5	4,703.4	2,144.3	297.6

Income Tax Benefit (Expense)	(211.7)	6.2	(636.5)	(111.9)	(209.3)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	1,301.7	842.7	4,066.9	2,032.4	88.3

Cumulative Effect of Changes in Accounting Principles	0.0	0.0	3.3	0.0	0.0

Minority Interests	(579.8)	(366.9)	(1,799.4)	(977.0)	(387.8)

Interest in Bonuses Paid by Subsidiaries	0.0	0.0	(149.5)	(127.1)	0.0

Net Income (Loss)	721.9	475.8	2,121.3	928.3	(299.5)

Earnings (Loss) Per Share - Basic	10.33	7.03	30.84	13.74	(4.28)

Shares Outstanding (in thousands) - Basic	69,891	67,715	68,781	67,546	69,891

Earnings (Loss) Per Share - Diluted	7.11	5.86	25.00	11.82	(4.28)

Shares Outstanding (in thousands) - Diluted	99,087	83,362	88,296	82,572	69,891

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of December 31, 2006

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Dec-06 USD	Sep-06 USD	Dec-05 USD	Dec-06 USD	Sep-06 USD	Dec-05 USD
ASSETS
Cash and Cash Equivalents	180.9	175.2	141.3	180.9	175.2	141.3
Financial Assets at Fair Value Through Profit or Loss	59.2	16.0	5.7	59.2	16.0	5.8
Accounts and Notes Receivable	155.2	155.2	121.9	155.2	155.2	121.9
Inventories	29.0	25.5	19.3	29.0	25.6	19.3
Other Current Assets	12.3	14.6	20.0	12.3	14.6	20.0

Total Current Assets	436.6	386.5	308.2	436.6	386.6	308.3

Long-term Investments	11.3	10.6	12.4	11.3	10.6	11.9

Property, Plant & Equipment-Net	935.6	869.1	626.5	932.0	865.8	624.0
Intangible Assets	10.8	14.5	10.0	13.7	14.5	10.0
Other Assets	17.3	16.5	17.2	16.9	16.1	16.8

Total Assets	1,411.6	1,297.2	974.3	1,410.5	1,293.6	971.0

LIABILITIES
Current Liabilities	207.0	324.7	241.1	221.1	319.8	246.9
Long-term Liabilities	487.8	303.2	136.0	516.5	312.0	136.0
Other Liabilities	14.7	12.5	11.5	15.4	11.3	10.6

Total Liabilities	709.5	640.4	388.6	753.0	643.1	393.5

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.7	0.7	0.7	0.7	0.7
Option Warrants	4.3	4.4	3.2	14.7	14.9	3.2
Deferred Compensation	(1.7)	(2.0)	(0.6)	(9.3)	(10.6)	(0.6)
Capital Surplus	295.5	288.5	273.5	275.5	268.4	261.9
Retained Earnings	132.6	110.4	67.5	113.5	122.7	75.0
Cumulated Translation Adjustments	2.1	2.4	(0.3)	2.1	2.4	(0.3)
Unrecognized Pension Cost	—	—	—	(1.4)	—	—
Unrealized Gain (Loss) on Financial Instruments	—	(0.0)	(0.0)	—	(0.0)	0.1
Minority Interests	268.6	252.4	241.7	261.7	252.0	237.5

Total Equity	702.1	656.8	585.7	657.5	650.5	577.5

Total Liabilities & Shareholders’ Equity	1,411.6	1,297.2	974.3	1,410.5	1,293.6	971.0

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.595 against US$1.00 as of December 29, 2006. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of December 31, 2006

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Dec-06 NTD	Sep-06 NTD	Dec-05 NTD	Dec-06 NTD	Sep-06 NTD	Dec-05 NTD
ASSETS
Cash and Cash Equivalents	5,895.9	5,711.8	4,607.0	5,895.9	5,711.8	4,607.0
Financial Assets at Fair Value Through Profit or Loss	1,929.1	521.7	186.1	1,929.1	521.7	189.2
Accounts and Notes Receivable	5,060.8	5,058.7	3,974.9	5,060.8	5,058.7	3,974.9
Inventories	945.8	831.6	627.5	946.1	831.9	627.7
Other Current Assets	401.0	475.6	651.4	401.0	475.5	651.4

Total Current Assets	14,232.6	12,599.4	10,046.9	14,232.9	12,599.6	10,050.2

Long-term Investments	366.7	346.8	404.1	366.7	346.8	387.1

Property, Plant & Equipment-Net	30,494.3	28,327.3	20,420.1	30,377.7	28,220.1	20,340.9
Intangible Assets	353.0	471.8	327.1	446.7	471.8	327.1
Other Assets	565.3	538.4	559.8	552.1	525.7	548.3

Total Assets	46,011.9	42,283.7	31,758.0	45,976.1	42,164.0	31,653.6

LIABILITIES
Current Liabilities	6,747.5	10,585.3	7,857.5	7,207.0	10,424.8	8,049.2
Long-term Liabilities	15,900.5	9,882.2	4,433.9	16,836.2	10,168.2	4,433.9
Other Liabilities	479.0	407.0	374.7	502.2	369.3	345.0

Total Liabilities	23,127.0	20,874.5	12,666.1	24,545.4	20,962.3	12,828.1

SHAREHOLDERS’ EQUITY
Capital Stock	23.0	22.6	22.2	23.0	22.6	22.2
Option Warrants	140.7	142.1	104.0	478.1	487.1	104.0
Deferred Compensation	(56.6)	(65.2)	(18.8)	(303.1)	(347.1)	(18.8)
Capital Surplus	9,631.2	9,403.4	8,917.1	8,979.9	8,749.8	8,537.3
Retained Earnings	4,322.2	3,600.3	2,200.8	3,698.9	3,998.3	2,445.9
Cumulated Translation Adjustments	68.1	79.4	(10.3)	68.1	79.5	(10.3)
Unrecognized Pension Cost	—	—	—	(44.7)	—	—
Unrealized Gain (Loss) on Financial Instruments	—	(1.2)	(1.2)	—	(1.2)	4.5
Minority Interests	8,756.3	8,227.8	7,878.1	8,530.5	8,212.7	7,740.7

Total Equity	22,884.9	21,409.2	19,091.9	21,430.7	21,201.7	18,825.5

Total Liabilities & Shareholders’ Equity	46,011.9	42,283.7	31,758.0	45,976.1	42,164.0	31,653.6